FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15b - 16 of
                       The Securities Exchange Act of 1934

               For the            August 21, 2002
                       -----------------------------------------

                            Indo-Pacific Energy Ltd.

                 (Translation of registrant's name into English)

         Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand

                    (Address of Principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F     X     Form 40-F
                                        -----               -----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes           X     No
                      -----               -----

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.
                                              -------

                                       SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Indo-Pacific Energy Ltd.
                                        ------------------------
                                        (Registrant)

Date:   21st August 2002                /s/ David Bennett
                                        ------------------------
                                        (Signature)

                                        David Bennett
                                        ------------------------
                                        (Name)

                                        Director
                                        ------------------------
                                        (Title)



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        Indo-Pacific Energy Announces Huinga-1 Production Testing Schedule

Wellington, New Zealand - August 20, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) reports that all test equipment is now installed on site, and the operator advises that production testing of the Huinga-1B well is about to commence. The Huinga oil discovery is located in Petroleum Exploration Permit 38716, onshore Taranaki Basin, New Zealand.

The test program will consist of an initial five-day 'clean-up' flow of both test zones. This will be followed by a five-day day flow of the upper zone intersected between 13,980-14,058 feet, and a five-day day flow of the lower zone between 14,393-14,465 feet. It is expected that initial flows will include considerable amounts of drilling fluids and lost circulation material, which were lost into the formation during drilling. It will, therefore, take some time to achieve clean, stabilized oil and gas flow rates.

This initial test is designed to provide information on formation pressures, well productivity and minimum reserve estimates. It is possible that the two test zones intersect the same oil pool and that this might be a single oil column over a depth interval of 750 feet or more. The Huinga structure is mapped on seismic as covering an area of up to 2,500 acres within PEP 38716. Similar structures are identified to the south in PEP 38716, and in the acreage immediately to the north, over which exploration rights were last week awarded to a consortium led by Indo-Pacific.

All oil produced in testing at Huinga will be on-sold, initially under a common marketing arrangement of the joint venture. Thereafter, it is planned to continue oil production from one or both zones, dependent on the results of the initial test. The Company has a 12.3% interest in Huinga-1B and the PEP 38716 permit.

Indo-Pacific also advises that it expects the Kahili-1A well to commence during September. Kahili-1A will be deviated out of the Kahili-1 wellbore to intersect a more crestal position on the Kahili structure. Oil was recovered during a short open hole test of the Tariki sandstones in Kahili-1 earlier this year.


CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639

Web site: http://www.indopacific.com       Email: ir@indopacific.com
          --------------------------              ------------------

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

                       Indo-Pacific Announces Private Financing

Vancouver, BC, August 20, 2002--/PRNewswire/--Indo-Pacific Energy Ltd. (OTCBB:INDOF) announces that the Company has agreed to privately place 1,250,000 Units in its capital at a price of US$0.80 per Unit. Each Unit consists of a common share and two-year share purchase warrant exercisable at US$0.90 in the first year and US$1.15 in the second. The securities have a one-year hold period and there are no brokerage fees in connection with the financing.

The private placement is being funded by a group of investors led by Canadian businessman, Alex Guidi, a current shareholder of Indo and the controlling shareholder of Trans-Orient Petroleum Ltd., an Indo affiliate, as well as TAG Oil Ltd., both of which will participate in the placement. This financing was approved at the June 18th, 2002 Indo shareholders' meeting but at a lower price per unit ($0.65). Completion of the June placement was deferred due to the previously disclosed legal dispute between Indo-Pacific and Greymouth Petroleum. Mr. Guidi stated "After having consulted with legal counsel about the merits of the Greymouth allegations, we have decided to proceed with the placement notwithstanding the dispute. Our investors recognise the long-term potential of Indo-Pacific and look forward to sharing in its' growth."

The US$1 million proceeds of the placement will be used for general working capital and to fund production testing of the Huinga oil discovery. The placement is expected to close prior to month end.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639

Web site: http://www.indopacific.com       Email: ir@indopacific.com
          --------------------------              ------------------

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.



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